Filed pursuant to Rule 433

Registration Nos. 333-172554 and 333-172554-01

CitiFirst

PERFORMANCE

NOTES NOTES | DEPOSITS | certificateS

Equity LinKed Securities (“ELKS®”)

A Guide for Investors

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about that issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

ELKS® are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Investment Products Not FDIC Insured May Lose Value No Bank Guarantee

2 | CitiFirst Investments

Introduction to CitiFirst

Structured Investments

CitiFirst is the brand name for Citi’s offering of structured investments including notes, deposits, and certificates. Tailored to meet the needs of a broad range of investors, CitiFirst structured investments are divided into three categories based on the amount of principal due at maturity:

CitiFirst Protection Full principal amount due at maturity

Investments provide for the full principal amount to be due at maturity, subject to the credit risk of the issuer or guarantor, and are for investors who place a priority on the preservation of principal while looking for a way to potentially outperform cash or traditional fixed income investments

CitiFirst Performance Payment due at maturity may be less than the principal amount

Investments provide for a payment due at maturity that may be less than the principal amount and in some cases may be zero, and are for investors who are seeking the potential for current income and/or growth, in addition to partial or contingent downside protection

CitiFirst Opportunity Payment due at maturity may be zero	Investments provide for a payment at maturity that may be zero and are for investors who are willing to take full market risk in return for either leveraged principal appreciation at a predetermined rate or access to a unique underlying strategy

All returns and any principal amount due at maturity are subject to the applicable issuer or guarantor credit risk, with the exception of the Market-Linked Certificates of Deposit which have FDIC insurance, subject to applicable limitations.

CitiFirst operates across all asset classes meaning that underlying assets include equities, commodities, currencies, interest rates and alternative investments. When depicting a specific product, the relevant underlying asset will be shown as a symbol on the cube:

For instance, if a CitiFirst Performance investment were based upon a single stock, which belongs to an equity asset class, its symbol would be shown as follows:

Classification of structured investments into categories is not intended to guarantee particular results or performance. Though the potential returns on structured investments are based upon the performance of the relevant underlying asset or index, investing in a structured investment is not equivalent to investing directly in the underlying asset or index.

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Equity LinKed Securities (“ELKS®”) are CitiFirst Performance investments.

ELKS offer the potential for yield to investors seeking an opportunity to create a laddered income portfolio while diversifying their equity risk. Citi selects underlying stocks from different sectors of the market that investors are familiar with and may want to own.

What are Equity LinKed Securities (“ELKS®”)?

■	ELKS offer investors a coupon that is higher than both the current dividend yield, if any, of the underlying equity and the yield on a bond with a comparable credit rating and maturity.

■

ELKS are linked to the performance of an underlying equity and have a downside threshold price. If the underlying equity never crosses this price, investors will receive their principal back at maturity. If the underlying equity crosses this price investors will receive a return on the ELKS that mirrors the return of the underlying equity. In both cases, investors will receive the coupon payments.

Who might be interested in ELKS®?

■	Current or prospective holders of the underlying equity.

■	Investors with a hold or moderately bullish view of the underlying equity looking to outperform this view.

■	Investors looking to increase the yield on their portfolio.

■	Investors looking for some level of protection from a decline in the underlying equity.

What are the benefits?

■

ELKS pay an above-market coupon regardless of the performance of the underlying equity. Because of this higher fixed coupon, ELKS may outperform the underlying equity in the event the downside threshold price is crossed, subject to the credit risk of the issuer or guarantor of the ELKS as applicable.

■

If the underlying equity never crosses the downside threshold price, ELKS return principal at maturity and a final coupon like a fixed income investment, regardless of the performance of the underlying equity, subject to the credit risk of the issuer or guarantor of the ELKS as applicable.

■	ELKS typically have a volatility below that of the underlying equity. When ELKS are substituted for the underlying equity, this can help reduce the volatility of a portfolio.

What are the risks?

■	ELKS do not guarantee return of principal at maturity. Investors could receive significantly less than the initial amount invested and investors could lose the whole amount invested.

■

Because the return on ELKS is generally limited to the coupon payments, ELKS will underperform a direct investment in the underlying equity if the underlying equity appreciates beyond the coupon yield, except in limited circumstances.

■

ELKS generally will not be listed on any securities exchange and may not be as liquid as the underlying equity. Thus, ELKS should be treated as a buy and hold investment. ELKS are senior debt obligations and all payments are subject to the credit risk of the issuer or guarantor as applicable. For a full description of the risks involved with this type of investment, please review “Key Risk Factors” in the applicable ELKS offering summary and “Risk Factors Relating to ELKS” in the applicable ELKS product supplement.

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CitiFirst Performance

How do ELKS® work?

Each ELKS will contain the following terms:

■	Underlying Equity: The stock or ETF share upon which the return of the ELKS is based.

■	Coupon: A percentage that indicates investors’ per annum yield on the investment.

■

Downside Threshold Price: The price of the underlying equity at or below which the return on the investment becomes dependant on the return of the underlying equity and the investment could result in a loss.

■	Payment at Maturity: Depends on where the underlying equity trades over the term of the ELKS and where it is at maturity.

If the downside threshold price is crossed, investors will receive a predetermined number of shares of the underlying equity at maturity (or the cash equivalent if applicable) that will be worth less than the amount of the investment except in limited circumstances.

The amount investors receive at maturity for an ELKS can be determined by answering the following questions:

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What are some hypothetical examples of ELKS® returns?

Assume that an investor buys one ELKS linked to the underlying equity “XYZ” common stock, with a 6-month maturity, a coupon of 10 % per annum, a downside threshold price equal to 80 % of the closing price of the underlying equity on the day the ELKS were priced for sale, and investor elects to receive cash at maturity in lieu of shares.

Below are select hypothetical return scenarios:

Scenario 1:

Did “XYZ” common stock trade below the downside threshold price at any time over the term of the ELKS? No.

The return of the ELKS equals the coupon yield of 10%. The investor receives the principal back at maturity plus the coupon payments (equaling a return of 10%).

Scenario 2:

Did “XYZ” common stock trade below the downside threshold price at any time over the term of the ELKS? Yes.

The return of the ELKS equals the coupon yield of 10 % plus the negative return of the underlying of -35 % which would result in a return at maturity of -25%.

Scenario 3:

Did “XYZ” common stock trade below the downside threshold price at any time over the term of the ELKS? Yes.

The return of the ELKS equals the coupon yield of 10 % plus the positive return of the underlying equity of 5% which would result in a return of 15%.

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How do ELKS® compare to a direct investment in the underlying equity?

At maturity, ELKS will outperform the underlying equity in all scenarios except when the underlying equity has not crossed the downside threshold price and at maturity has appreciated beyond the yield of the coupon.

If the underlying equity trades below the downside threshold price, ELKS will have the same return of the underlying equity plus the coupon payments.

*This analysis does not include the effect of dividends on the return of the underlying equity nor is it meant to be a complete analysis of comparable investments

Equity LinKed Securities (“ELKS®”) are consistently available as part of our family of CitiFirst investment offerings.

To learn more about ELKS currently on offer and to track how they trade in the secondary market, investors may go to www.citifirst.com. Financial Advisors and institutional investors may call their CitiFirst sales representative.

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Overview of Key Benefits

and Risks of Structured Investments

Benefits

¢	Investors can access investments linked to a variety of underlying assets or indices, such as domestic and foreign indices, exchange-traded funds, commodities, foreign-exchange, interest rates, equities, or a combination thereof.

¢	Structured investments can offer unique risk/return profiles to match investment objectives, such as the amount of principal due at maturity, periodic income, and enhanced returns.

Risks

¢	The risks below are not intended to be an exhaustive list of the risks associated with a particular CitiFirst Structured Investment offering. Before you invest in any CitiFirst Structured Investment you should thoroughly review the particular investment’s offering document(s) and related material(s) for a comprehensive description of the risks and considerations associated with the particular investment.

¢	Potential for Loss

¢ The terms of certain investments provide that the full principal amount is due at maturity, subject to the applicable issuer’s or guarantor’s credit risk. However, if an investor sells or redeems such investment prior to maturity, the investor may receive an amount less than his/her original investment.

¢ The terms of certain investments provide that the payment due at maturity could be significantly less than the full principal amount and, for certain investments, could be zero. In these cases, an investor may receive an amount significantly less than his/her original investment and may receive nothing at maturity of the investment.

¢	Appreciation May Be Limited – Depending on the investment, an investor’s appreciation may be limited by a maximum amount payable or by the extent to which the return reflects the performance of the underlying asset or index.

¢	Issuer or Guarantor Credit Risk – All payments on CitiFirst Structured Investments are dependent on the applicable issuer’s or guarantor’s ability to pay all amounts due on these investments, including any principal due at maturity, and therefore investors are subject to the credit risk of the applicable issuer or guarantor.

¢	Secondary Market – There may be little or no secondary market for a particular investment. If the applicable offering document(s) so specifies, the issuer may apply to list an investment on a securities exchange, but it is not possible to predict whether any investment will meet the listing requirements of that particular exchange or, if listed, whether any secondary market will exist.

¢	Resale value of a CitiFirst Structured Investment may be lower than your initial investment – Due to, among other things, the changes in the price of and dividend yield on the underlying asset, interest rates, the earnings performance of the issuer of the underlying asset, the applicable issuer or guarantor of the CitiFirst Structured Investment’s perceived creditworthiness, the investment may trade, if at all, at prices below its initial issue price and an investor could receive substantially less than the amount of his/her original investment upon any resale of the investment.

¢	Volatility of the Underlying Asset or Index – Depending on the investment, the amount you receive at maturity could depend on the price or value of the underlying asset or index during the term of the trade as well as where the price or value of the underlying asset or index is at maturity. Thus, the volatility of the underlying asset or index, which is the term used to describe the size and frequency of market fluctuations in the price or value of the underlying asset or index, may result in an investor receiving an amount less than he/she would otherwise receive.

¢	Potential for Lower Comparable Yield – The effective yield on any investment may be less than that which would be payable on a conventional fixed-rate debt security of the same issuer with comparable maturity.

¢	Affiliate Research Reports and Commentary – Affiliates of the particular issuer may publish research reports or otherwise express opinions or provide recommendations from time to time regarding the underlying asset or index which may influence the price or value of the underlying asset or index and, therefore, the value of the investment. Further, any research, opinion or recommendation expressed within such research reports may not be consistent with purchasing, holding or selling the investment.

¢	The United States Federal Income Tax Consequences of Structured Investments are Uncertain – No statutory, judicial or administrative authority directly addresses the characterization of structured investments for U.S. federal income tax purposes. The tax treatment of a structured investment may be very different than that of its underlying asset. As a result, significant aspects of the U.S. federal income tax consequences and treatment of an investment are not certain. The offering document(s) for each structured investment contains tax conclusions and discussions about the expected U.S. federal income tax consequences and treatment of the related structured investment. However, no ruling is being requested from the Internal Revenue Service with respect to any structured investment and no assurance can be given that the Internal Revenue Service will agree with the tax conclusions and treatment expressed within the offering document(s) of a particular structured investment. Citigroup Global Markets Inc., its affiliates, and employees do not provide tax or legal advice. Investors should consult with their own professional advisor(s) on such matters before investing in any structured investment.

As it relates to the ELKS described herein, the issuer intends to treat the ELKS as an option on a forward contract to purchase the underlying equity at maturity and a cash deposit. Consistent with that treatment, coupons received by U.S. holders would generally be de divided into an interest portion and an option premium portion, and the company intends to treat the interest as subject to current tax as ordinary income and the option premium as not subject to current tax but instead as reducing your tax basis in the underlying equity you acquire at maturity (or increasing your amount realized on sale or cash settlement of the ELKS).

¢	Fees and Conflicts – The issuer of a structured investment and its affiliates may play a variety of roles in connection with the investment, including acting as calculation agent and hedging the issuer’s obligations under the investment. In performing these duties, the economic interests of the affiliates of the issuer may be adverse to the interest of the investor.

8 | ELKS®

Additional Considerations

Please note that the information contained in this product guide is current as of the date indicated and is not intended to be a complete description of the terms, risks and benefits associated with any particular structured investment. Therefore, all of the information set forth herein is qualified in its entirety by the more detailed information provided in the offering documents(s) and related material for the respective structured investment.

Any figures or terms provided in this product guide are sample product terms, illustrative and are no indication of what final terms or actual returns will be. This guide does not consider the effect taxes and fees will have on an investor’s returns. The terms of each structured investment vary from offering to offering. For all terms relating to a particular offering, including direct and indirect risks and other material considerations, investors should refer to the offering document(s) and related material of the respective structured investment.

The structured investments discussed within this product guide are not suitable for all investors. Prospective investors should evaluate their financial objectives and tolerance for risk prior to investing in any structured investment.

Tax Disclosure

Citigroup Global Markets Inc., its affiliates and employees do not provide tax or legal advice. To the extent that this brochure or any offering document(s) concerns tax matters, it is not intended to be used and cannot be used by a taxpayer for the purpose of avoiding penalties that may be imposed by law. Any such taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

Distribution Limitations and Considerations

This document may not be distributed in any jurisdiction where it is unlawful to do so. The investments described in this document may not be marketed, or sold or be available for offer or sale in any jurisdiction outside of the U.S., unless explicitly stated in the offering document(s) and related materials. In particular:

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to structured investments, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to structured investments which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the structured investments may be circulated or distributed, nor may the structured investments be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who have subscribed for or purchased structured investments, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b) a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor, should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the structured investments under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation), or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii) no consideration is or will be given for the transfer; or

(iii) the transfer is by operation of law.

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Notes

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Notes

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Notes

 CitiFirst

At Citi, our talented professionals are dedicated to delivering innovative value added investments and services to our clients across the globe. Our teams in structuring, marketing, sales and trading are focused on educating our distribution partners and putting clients first.

To discuss CitiFirst structured investment ideas and strategies, Financial Advisors, Private Bankers and other distribution partners may call our sales team. Private Investors should call their Financial Advisor or Private Banker.

For more information, please go to www.citifirst.com

ELKS® is a registered service mark of Citigroup Global Markets Inc.

©2011 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its subsidiaries and are used and registered throughout the world.